CHINA FORESTRY, INC.
Room 517, No. 18 Building
Nangangizhoing District, Hi-Tech Development Zone
Harbin, People’s Republic of China

April 24, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D. C. 20549-7010

ATTN:       Tia Jenkins
Senior Assistant Chief Accountant

Re:              China Forestry, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 31, 2009
Response Letter Dated March 31, 2009
File No. 000-25765

Ladies and Gentlemen:

Thank you for your comment letter, dated April 7, 2009, with respect to the above-captioned Form 10-K for fiscal year ended December 31, 2008 and Response Letter dated March 31, 2009.  This letter sets forth each of your comments with the responses of China Forestry, Inc., a Nevada corporation (the “Company”), below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

1.
We note your November 17, 2008, December 11, 2008, and January 28, 2009 press releases in which you announced three separate letters of intent to acquire forest user right certificates representing an additional 2,229 hectares of forest.  Please revise your MD&A disclosure in future filings to include a discussion of your known material commitments underlying these letters of intent, including the projected purchase price of each and how you anticipate financing these known demands, and provide us with the disclosure that you intend to include in future filings.  Alternatively, tell us why you do not believe such disclosure is required.  Refer to Item 303(a)(1) of Regulation S-K and SEC Release No. 33-8350.

Response 1:	Our proposed disclosure that we intend to use in future filings with respect to the three letters of intent is as follows:

“On November 17, 2008, December 11, 2008 and January 28, 2009, the Company entered into three separate letters of intent to acquire forest user right certificates representing 933 hectares, 233 hectares and 1,333 hectares, respectively, of forest land.  The Company’s consummation of the acquisitions contemplated by the first two letters of intent are subject to the Company’s ability to secure adequate financing to pay the purchase price.  The first letter of intent has a purchase price of approximately US$1,242,857 and the second letter of intent has a purchase price of approximately US$1,080,000, in each case at an exchange rate of 1US$=7RMB.  The purchase price of the user right certificate under the third letter of intent has not been agreed upon to date, since the value depends on an appraisal of virgin forest land, but it is estimated to approximate US$5.0 million. A formal restructuring agreement pursuant to which the virgin forest land will be contributed to a corporation and the shares of that corporation will be exchanged for an agreed upon number of investment shares of common stock of the Company has to be signed within 6 months from the date of signing of the letter of intent, otherwise, the letter of intent will expire by its terms.  In the first two cases, the Company has not been able to obtain sufficient financing to pay the purchase price, so the acquisitions have been postponed. The Company is pursuing debt financing from local banks and the government, and is also considering an equity financing with potential investors, in order to raise the necessary capital, if the terms and conditions are satisfactory.  There can be no assurances that the Company will be able to successfully raise the necessary capital to complete the first two letters of intent or that an agreement will be reached on the number of shares of common stock of the Company to be issued to complete the third letter of intent and restructuring agreement.”

Critical Accounting Policies

Timberlands

2.
In your response to comment 1 in our letter dated February 6, 2009 you state that management has assessed the impairment of timberlands in accordance with SFAS 144 and concluded there is no impairment.  Please revise your MD&A disclosure in future filings to disclose the impact that an inability to achieve wood-cutting quotas would have on your business and the recoverability of your timberlands.  Please provide an example of the enhanced disclosure in your response to us.

Response 2:	The proposed disclosure that we intend to use in future filings with respect to the wood-cutting quotas is as follows:

“In 2008, the Company failed to achieve wood-cutting quotas from the government, and, as a result, we were unable to cut and sell any logs or generate any revenue.  In the future, if we continue to fail to achieve wood-cutting quotas, our business will not be successful and we may have no revenues, negative earnings, negative cash flow and we could have to terminate our operations and be unable to recover our timberlands.

Nonetheless, based on the progress of our wood-cutting quota application to date, management estimates that it will receive a wood cutting quota in 2009.  The Company will generate revenue once it receives the wood-cutting quota in 2009, although the amount of revenue will depend on the volume of wood-cutting quota to be received and wood prices.  The future revenue could cover our costs and generate positive cash flow.  However, there can be no assurances that a sufficient wood-cutting quota will be achieved, and, in addition, uncertain market conditions in the wood market make wood prices variable.

It is important to emphasize that without wood-cutting quotas, the growth of the forest land continues at a rate of approximately 8-10% per year, which means that the value of the forest land owned by the Company continues to grow, even though it is not harvested.”

Item 9A(T). Controls and Procedures

Changes in Internal Controls

3.
We note your disclosure that, during the year ended December 31, 2008, there were no changes in your internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  In future filings, please disclose any changes in the Company’s internal control over financial reporting that occurred during the Company’s last fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Refer to Item 308(c) of Regulation S-K.

Response 3:
We note your comment above and confirm that in future filings we will disclose any changes in our internal control over financial reporting that occurred during our last fiscal quarter (our fourth fiscal quarter in the case of annual report) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Yuan Tian
Yuan Tian
Chief Executive Officer

cc:  Harold H. Martin, Esq.